UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2004

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. today announced today that its corporate partner, Boston Scientific Corporation, has received approval from the U.S. Food and Drug Administration (FDA) to market its TAXUSTM Express2TM paclitaxel-eluting coronary stent system.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: March 4, 2004	By: /s/ David M. Hall
Name: David M. Hall
Title: Chief Financial Officer

Exhibit 1

Form 25 (Securities Act, 1988 (Saskatchewan))
Form 26 (Securities Act (Newfoundland))

Material Change Report
Under:
Section 85(1) of the Securities Act (British Columbia)
Section 118(1) of the Securities Act (Alberta)
Section 84(1)(b) of the Securities Act, 1988 (Saskatchewan)
Section 75(2) of the Securities Act (Ontario)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)

Item 1

Reporting Issuer

Angiotech Pharmaceuticals, Inc.

1618 Station Street, Vancouver, BC, Canada V6A 1B6

Item 2

Date of Material Change

Thursday, March 4, 2004

Item 3

Press Release

A press release providing notice of the material change was issued on March 4, 2004

Item 4

Summary of Material Change

Angiotech Pharmaceuticals, Inc. today announced that its corporate partner, Boston Scientific Corporation has received approval from the U.S. Food and Drug Administration (FDA) to market its TAXUSTM Express2TM paclitaxel-eluting coronary stent system.

Item 5

Full Description of Material Change

See attached press release.

Item 6

Reliance on section 85(2) of the Act

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Senior Officer

Contact:                 David M. Hall, Chief Financial Officer
Telephone:             (604) 221-7676

Item 9

Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to herein.

Dated at the City of Vancouver, in the Province of British Columbia, this 4th  day of March 2004.

Angiotech Pharmaceuticals, Inc.

By:

/s/ David M. Hall

DAVID M. HALL, CHIEF FINANCIAL OFFICER

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

FOR IMMEDIATE RELEASE
NEWS RELEASE
March 4, 2004

ANGIOTECH PARTNER ANNOUNCES FDA APPROVAL FOR ITS TAXUS™ Express2™ PACLITAXEL-ELUTING CORONARY STENT SYSTEM

Boston Scientific plans to launch in U.S. immediately

Vancouver, British Columbia – Angiotech Pharmaceuticals, Inc. (NASDAQ:ANPI; TSX:ANP) today announced that its corporate partner, Boston Scientific Corporation, has received approval from the U.S. Food and Drug Administration (FDA) to market its TAXUSTM Express2TM paclitaxel-eluting coronary stent system.  Boston plans to launch the product in the United States immediately, and it has ample inventory in all sizes.  The Company launched the TAXUS system in Europe and other international markets in February of 2003 and is the leader in those markets today.

“We congratulate Boston Scientific for the scientific and clinical rigor, thoroughness, and execution of the TAXUS program,” said William L. Hunter, President and CEO of Angiotech. “It is gratifying to see discovery work pioneered by Angiotech and our academic collaborators culminate in the launch of a breakthrough therapy that will significantly impact the lives of thousands of patients.”

“This approval is a breakthrough event for the treatment of cardiovascular disease in the United States,” said Jim Tobin, President and Chief Executive Officer of Boston Scientific.  “Broad, consistent clinical data and extensive real-world experience have clearly demonstrated that polymer-based delivery of paclitaxel is a safe and effective therapy that dramatically reduces restenosis.  These attributes are complemented by the outstanding deliverability of the TAXUS stent system.  Today’s approval of the TAXUS system makes this revolutionary new therapy commercially available for the first time in the United States.  We are pleased to provide U.S. physicians with this innovative technology, which will help so many patients live better lives.”

“We are maintaining the financial goals we outlined at last week’s analyst meeting,” Tobin added.  “Events that have occurred subsequent to the meeting have not altered our goals.”

“The approval of the TAXUS system marks an important opportunity for clinicians in the United States,” said Gregg Stone, M.D., Vice Chairman of the Cardiovascular Research Foundation at the Lenox Hill Heart and Vascular Institute in New York, and Principal Investigator of the TAXUS IV clinical trial.  “In paclitaxel, we now have a multi-functional drug that is safe and highly effective.  The TAXUS system has shown impressive results across a wide range of patients.  Its performance has been particularly impressive in challenging cases such as patients with diabetes, small vessels and long lesions.”

“The TAXUS system is a welcome new ally in the fight against cardiovascular disease,” said Stephen Ellis, M.D., Director of the Sones Cardiac Catheterization Laboratories at the Cleveland Clinic, and the Co-Principal Investigator of the TAXUS IV trial.  “It offers a well-regarded drug in combination with a delivery system that is exceptionally flexible and conformable.”

The TAXUS product will use the Express2TM coronary stent on the MaverickTM balloon system as its platform.  Together, they form the Express2TM coronary stent system, which is known for its excellent deliverability and conformability.

Angiotech Pharmaceuticals, Inc. is dedicated to enhancing the performance of medical devices and biomaterials through the innovative use of pharmacotherapeutics.  To find out more about Angiotech Pharmaceuticals, Inc (NASDAQ: ANPI, TSX: ANP), visit our website at www.angiotech.com.

Boston Scientific is a worldwide developer, manufacturer and marketer of medical devices whose products are used in a broad range of interventional medical specialties.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continue,” “estimate,” “expects,” “may” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

###

Angiotech Pharmaceuticals Contact:

Ian Harper (investors & media) ext. 6933

Rui Avelar (analysts) ext. 6996

Phone: (604) 221-7676